FORM 4

OMB APPROVAL /OMB Number: 3235-0287

Expires: December 31, 2001

Estimated average burden hours per response ...0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[x] Check this box if no longer subject to Section 16. Form 4 or Form

5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Mark A. Gherardi

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Last/First/Middle

47 Grandview Road

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Street

Barre, VT 05641

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City/State/Zip

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2. Issuer Name and Ticker or Trading Symbol

Rock of Ages Corporation "ROAC"

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

09/00

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[ ] Director

[ ] 10% Owner

[x] Officer (give title below)

[ ] Other (specify below)

Senior Vice President of Manufacturing

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7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Person

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially

Owned

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1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Class A Common Stock	10/04/00	C		217,573	A	0	217,573	D

Reminder: report on a separate line for each class beneficially owned directly or indirectly

*If the form is filed by more than one reporting person, see instruction

4(b)(v).

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially

Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$3.59	1/2/96	J**		75,000		**	1/2/01	Class B Common Stock	75,000		75,000	D
Class B Common Stock	1-for-1	10/4/00	C			217,573	*	0	Class A Common Stock	217,573			D

Explanation of Responses:

*Grant to reporting person of option to buy Class B Common Shares under the Rock of Ages 1994 Stock Plan in a transaction exempt under Rule 16b-3. The option vests in 5 equal installments on 01/02/96, 01/02/97, 01/02/98, 01/02/99 and 01/02/00, respectively.

**Class B Common Shares repurchased by the Issuer in a private transaction pursuant to Section 4(l) of the Securities Act of 1933.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/Mark A. Gherardi

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**Signature of Reporting Person

Date: October 25, 2000